UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             ZBB Energy Corporation
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    98876R204
                                 (CUSIP Number)

                                 March 28, 2008
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 11 Pages

CUSIP No. 98876R204                   13G/A                  Page 2 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Global Utilities Fund
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    701,704 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    701,704 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            701,704 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.68%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-------------------------------------------------------------------------------

CUSIP No. 98876R204                   13G/A                  Page 3 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG European Long-Short Fund
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY      -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    0
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-------------------------------------------------------------------------------

CUSIP No. 98876R204                   13G/A                  Page 4 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG North American Opportunity Fund
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    774,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    774,000 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            774,000 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            7.36%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
-------------------------------------------------------------------------------

CUSIP No. 98876R204                   13G/A                  Page 5 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners LP
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United Kingdom
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,712,943 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,712,943 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,712,943 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            16.29%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-------------------------------------------------------------------------------

CUSIP No. 98876R204                   13G/A                  Page 6 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners Limited
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United Kingdom
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,712,943 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,712,943 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,712,943 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            16.29%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IA, HC
-------------------------------------------------------------------------------

CUSIP No. 98876R204                   13G/A                  Page 7 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners, Inc.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,712,943 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,712,943 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,712,943 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            16.29%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-------------------------------------------------------------------------------

CUSIP No. 98876R204                   13G/A                  Page 8 of 11 Pages


This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on June 20, 2007, as amended by Amendment No. 1 filed on February 14, 2008 (as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.01 per share (the "Shares") of ZBB Energy Corporation, a Wisconsin corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4, 5 and 10 in their entirety as set forth below.

Item 2(a).  Name of Person Filing

         This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Shares:

         FUNDS

         (i) GLG Global Utilities Fund ("GUF Fund"), with respect to the Shares held by it.

         (ii) GLG European Long-Short Fund ("ELS Fund"), with respect to the Shares held by it.

         (iii) GLG North American Opportunity Fund ("NAO Fund"), with respect to the Shares held by it.

         INVESTMENT MANAGER

         (iv) GLG Partners LP (the "Investment Manager"), with respect to the Shares held by the GUF Fund, the ELS Fund, the NAO Fund and certain other funds to which the Investment Manager serves as investment manager (together with the GUF Fund, ELS Fund and the NAO Fund, the "GLG Funds").

         GENERAL PARTNER

         (v) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

         PARENT COMPANY

         (vi) GLG Partners, Inc. (the "Parent Company"), which indirectly wholly owns the General Partner, with respect to the Shares held by each of the GLG Funds.

         The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. The Parent Company indirectly wholly owns the General Partner.


Item 2(b).  Address of Principal Business Office or, if none, Residence

         The address of the principal business office of the Parent Company is:

         390 Park Avenue, 20th Floor
         New York, New York 10022

         The address of the principal business office of each of the other Reporting Persons is:

         c/o GLG Partners LP
         1 Curzon Street

CUSIP No. 98876R204                   13G/A                  Page 9 of 11 Pages


         London W1J 5HB
         United Kingdom

Item 2(c).  Citizenship

         Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class

     As of the date hereof GLG European Long-Short Fund no longer beneficially owns any Shares of the Company and has ceased to be a Reporting Person with respect to the Shares.

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Quarterly Report filed on Form 10-QSB for the quarterly period ended December 31, 2007, the Company had 10,512,283 Shares outstanding as of February 14, 2008.

         The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of Emmanuel Roman, Pierre Lagrange and Noam Gottesman are Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, the Parent Company, GLG Inc., Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 10. Certification

     By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of April 1, 2008, by and among GLG Partners, Inc., GLG Partners LP, GLG Partners Limited, GLG Global Utilities Fund, GLG European Long-Short Fund and GLG North American Opportunity Fund.

CUSIP No. 98876R204                   13G/A                  Page 10 of 11 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 1, 2008


GLG GLOBAL UTILITIES FUND

GLG EUROPEAN LONG-SHORT FUND

GLG NORTH AMERICAN OPPORTUNITY FUND


Each By: GLG Partners LP,
    as its Investment Manager
By: GLG Partners Limited,
    as its General Partner

GLG PARTNERS LP
      Individually and in its capacity as Investment Manager

GLG PARTNERS LIMITED
      Individually and in its capacity as General Partner of GLG Partners LP

     By: /s/ Timothy Kuschill
         -----------------------------
         Name:  Timothy Kuschill
         Title: Counsel of GLG Partners LP

     By: /s/ Emmanuel Roman
         -----------------------------
         Name:  Emmanuel Roman
         Title: Managing Director





GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         -----------------------------
         Name:  Alejandro R. San Miguel
         Title: General Counsel and Corporate Secretary

CUSIP No. 98876R204                   13G/A                  Page 11 of 11 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 1, 2008


GLG GLOBAL UTILITIES FUND

GLG EUROPEAN LONG-SHORT FUND

GLG NORTH AMERICAN OPPORTUNITY FUND


Each By: GLG Partners LP,
    as its Investment Manager
By: GLG Partners Limited,
    as its General Partner

GLG PARTNERS LP
      Individually and in its capacity as Investment Manager

GLG PARTNERS LIMITED
      Individually and in its capacity as General Partner of GLG Partners LP

     By: /s/ Timothy Kuschill
         -----------------------------
         Name:  Timothy Kuschill
         Title: Counsel of GLG Partners LP

     By: /s/ Emmanuel Roman
         -----------------------------
         Name:  Emmanuel Roman
         Title: Managing Director



GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         -----------------------------
         Name:  Alejandro R. San Miguel
         Title: General Counsel and Corporate Secretary